UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM N-8F

APPLICATION FOR DEREGISTRATION

OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[   ]        Merger

[X]       Liquidation

[   ]       Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]       Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Morgan Creek Global Equity Long/Short Institutional Fund

3.	Securities and Exchange Commission File No.: 811-232549

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [   ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

301 West Barbee Chapel Road, Suite 200

Chapel Hill, NC 27517

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Bibb L. Strench

Thompson Hine LLP

1919 M Street N.W., Suite 700

Washington, D.C. 20036

(202) 973-2727

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Morgan Creek Global Equity Long/Short Institutional Fund

301 West Barbee Chapel Road, Suite 200,

Chapel Hill, North Carolina 27517

(855) 489-9939

Morgan Creek Capital Management, LLC

301 West Barbee Chapel Road, Suite 200,

Chapel Hill, North Carolina 27517

(919) 933-4004

Morgan Creek Capital Distributors, LLC

301 West Barbee Chapel Road, Suite 200,

Chapel Hill, North Carolina 27517

(919) 933-4004

UMB Financial Corporation

235 W. Galena Street

Milwaukee, Wisconsin 53212

(816) 860-7000

SS&C ALPS Fund Services, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

(303) 623-2577

SS&C GIDS, Inc,

1055 Broadway Street

Kansas City, Missouri 64105

(844) 994-7762

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]       Management company;

[   ]       Unit investment trust; or

[   ]       Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[   ] Open-end [X] Closed-end

10.	State law which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisers have been terminated:

Morgan Creek Capital Management, LLC

301 West Barbee Chapel Road, Suite 200,

Chapel Hill, North Carolina 27517

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Morgan Creek Capital Distributors, LLC

301 West Barbee Chapel Road, Suite 200,

Chapel Hill, North Carolina 27517

13.	If the fund is a unit investment trust ("UIT") provide: N/A

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [   ] No

If Yes, state the date on which the board vote took place: June 2, 2025

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes	[X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund’s Declaration of Trust does not require a shareholder vote to liquidate the assets of the Fund. The Fund may sell or convert all assets of the Fund, without shareholder approval, pursuant to its Declaration of Trust.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [   ] No

(a)	If Yes, list the date(s) on which the fund made those distributions):

July 1, 2022

April 1, 2023

April 1, 2024

(b)	Were the distributions made on the basis of net assets?

[X] Yes [   ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [   ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[   ] Yes [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:

Has the fund issued senior securities?

[   ] Yes [ X ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[   ] Yes [X] No

If No,

(a)	How many shareholders does the fund have as of the date of this form is filed? 92

(b)	Describe the relationship of each remaining shareholders to the fund: None of the remaining shareholders of the Fund are related to the Fund.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[X] Yes [   ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Upon the deregistration of the Fund pursuant to this application, the remaining assets of the Fund will be transferred to a liquidating trust or account maintained at a U.S. bank. When the remaining securities are able to be sold (e.g., after the expiration of a lock-up period for an underlying private fund security), the proceeds for such securities will be distributed on a timely basis to the shareholders.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[X] Yes [   ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Investments $2,143,207

Cash $1,324,422

Other Assets $1,618

(b)	Why has the fund retained the remaining assets?

See response to Item 19.

(c)	Will the remaining assets be invested in securities?

[X] Yes [   ] No

The remaining assets the Fund will be holding will be private fund securities but the Fund will not be actively investing in securities.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ X ] Yes [   ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability: Fund expenses ($52,438)

(b)	How does the fund intend to pay these outstanding debts or other liabilities? With current cash or cash inflows from disposition of investments.

IV.	Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal: $10,217

(ii) Accounting: $0

(iii)	Other:
a.	Transfer Agent and Administration $0
b.	Proxy Solicitation $0
c.	Printing and Mailing $0
d.	Trustee Expenses $0
e.	Tail Insurance $0
f.	Tax Consulting Services $13,886

(iv)	Total (sum of lines (i) – (iii) above): $24,103

(b)	How were those expenses allocated? Morgan Creek Global Equity Long/Short Institutional Fund bore the costs incurred with respect to the liquidation of the Morgan Creek Global Equity Long/Short Institutional Fund.

(c)	Who paid those expenses? See response to Item 22(b).

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative processing?

[   ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a) State the name of the fund surviving the Merger: N/A. See Item 19 describing the proposed disposition of the remaining assets of the Fund.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-____ N/A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Morgan Creek Global Equity Long/Short Institutional Fund, (ii) he is Chairman, President, and Trustee of the Morgan Creek Global Equity Long/Short Institutional Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Mark W. Yusko
Mark W. Yusko
Chairman, President, and Trustee
Morgan Creek Global Equity
Long/Short Institutional Fund